UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING APPLICATIONS FOR AUTHORIZATION OF THE REVISION OF OPTICAL SUBSCRIBER LINE INTERCONNECTION CHARGES FOR NTT EAST AND NTT WEST

On January 21, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the applications for authorizing the revision of optical subscriber line interconnection charges by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”). NTT East and NTT West are wholly-owned subsidiaries of the registrant. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: January 21, 2011

January 21, 2011

Company Name:    Nippon Telegraph and Telephone Corporation

Representative:    Satoshi Miura, President and CEO

(Code No.:    9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Applications for Authorization of Revising

Optical Subscriber Line Interconnection Charges for NTT East and NTT West

Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), subsidiaries of Nippon Telegraph and Telephone Corporation, today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines. Revisions would be applied beginning with the fiscal year ending March 31, 2012.

For more details, please see the attached press releases by NTT East and NTT West.

For further inquiries, please contact:

Kei Anzai, Takayuki Kimura or Yusuke Koizumi
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

January 21, 2011

Application for Authorization of

Revising Optical Subscriber Line Interconnection Charges

Nippon Telegraph and Telephone East Corporation (“NTT East”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines. Interconnection charges have been calculated based on the interconnection accounting of the fiscal year ended March 31, 2010. Revisions would be applied beginning with the fiscal year ending March 31, 2012.

1.	Proposed Interconnection Charges

Category	Revised Charges*3			Current Charges
	For FY2011*1	For FY2012	For FY2013
Optical Subscriber Line	4,194 yen	3,568 yen	3,380 yen	4,610 yen
	[(9)%]	[(23)%]	[(27)%]
Optical Main Subscriber Line Under Shared Access System*2	3,756 yen	3,155 yen	2,982 yen	4,179 yen
	[(10)%]	[(25)%]	[(29)%]

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

Figures inside the [    ] represent the percent change from the current charges.

*1	The applicable charges for FY2011 include the price gap during the current interconnection charge period (FY2008 to FY2010) between actual revenues and actual costs (for FY2010, the price gap is between forecasted revenues and forecasted costs). (365 yen out of 4,194 yen for optical subscriber line, and 356 yen out of 3,756 yen for optical main subscriber line under the shared access system)

*2	The outside optical splitter charge applicable in fiscal year 2011 (95 yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber lines under the shared access system.

*3	Regarding the current application to revise interconnection charges, adjustments are made for each fiscal year by adding or subtracting the difference between the actual revenues and actual costs to or from the interconnection charge costs for the second succeeding fiscal year.

In addition, interconnection charges for the fiscal year ending March 31, 2012 for optical branch subscriber lines under the shared access system will be revised (to 310 yen from the current 350 yen).

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be applied starting on April 1, 2011.

•	Reference Material: Regarding the Review of Interconnection Charges for Optical Subscriber Lines

For inquiries, please contact: Corporate Strategy Planning Department Nippon Telegraph and Telephone East Corporation E-mail: kikakur@sinoa.east.ntt.co.jp

Reference material NTT East

Regarding the Review of Interconnection Charges for Optical Subscriber Lines

Lower prices every year using the future cost method for a three-year period, factoring in constant efforts to decrease costs and develop new sources of demand.

By setting our interconnection charges for each fiscal year, improve other interconnection service providers’ ability to forecast their business

Revise the difference between the forecast and actual results every fiscal year in order to incentivize both the recovery of appropriate investments and the development of new sources of demand. Through these efforts, provide fiber-optic services at low fees on par with ADSL.

Reference material 1. Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines Reference material 2. Review of Optical Subscriber Line Interconnection Charges (FY2008 – FY2013) Reference material 3. Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines (FY2001 – FY2009) Reference material 4. Optical Subscriber Line and Shared Access System Reference material 5. Review of Optical Main Subscriber Line Interconnection Charges (FY2008 – FY2013) Reference material 6. Review of Price Gap Calculation Method

Reference material 7. Examples of User Fees for FLET’S ADSL

Reference material 1

Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

1. Fundamental Approach for the Calculation of Interconnection Charges for Optical Subscriber Lines

Interconnection charges are levied on customers to recover actual costs relating to facilities, and our fundamental approach is to calculate the charges on an actual cost method. However, for the current review, NTT East adopted the future cost method to calculate and set interconnection charges based on the premises below:

By providing a forecast for lower interconnection charges, NTT East will create a market environment into which interconnection service providers can easily enter, and will use a three-year calculation period, the same duration as for the current interconnection charges, from FY2011 to FY2013.

By reflecting the increase in demand and cost reduction year to year, NTT East will set interconnection charges that decrease in phases every fiscal year.

Further, under the current interconnection charge authorization, NTT East is permitted to add the price gap between forecasted and actual demand (the difference between actual revenues and forecasted costs from FY2008 to FY2010 (36.0 billion yen)) to the interconnection charge costs for FY2011 and beyond. However, because this method would recover an amount that exceeds the original costs to be recovered, NTT East set its interconnection charges by adding the difference between the actual revenues and actual costs (12.4 billion yen) to the cost of interconnection charges for FY2011(*1).

This method will be applied to the differences between actual revenues and actual costs that arise beyond FY2011 as well.

We have aggressively forecasted the demand number necessary for the interconnection calculation, even though there is a decreasing trend in the year to year net increase in FLET’S Hikari subscriptions. The calculation also takes into account greater efficiency with respect to investments and expenses.

As a result of the calculation based on the above, the applicable fees beyond FY2011 will be as follows:

Optical subscriber line:

FY2011: 4,194 yen/month; FY2012: 3,568 yen/month; and FY2013: 3,380 yen/month

Optical main subscriber line under the shared access system(*2):

FY2011: 3,756 yen/month; FY2012: 3,155 yen/month; and FY2013: 2,982 yen/month

Compared with current fees of 4,610 yen/month for optical subscriber lines and 4,179 yen/month for optical main subscriber lines under the shared access system, the applicable fees for FY2013(*3) will be approximately 30% and 1,200 yen/month less, respectively. We believe that these lowered fees will further contribute to the expansion of fiber-optic services.

Notes:

(*1) The price gap for FY2010 takes into account forecasted revenues for the remainder of the fiscal year.

(*2) Includes the outside optical splitter charge applicable in FY2011, which is reviewed under the actual cost method every fiscal year.

(*3) The difference between actual revenues and actual costs that newly arise and are added during the calculation period is not included.

1

2. Main Assumptions in the Calculation of Interconnection Charges (1) Demand

While there is a decreasing trend in the net increase in FLET’SHikari subscriptions, NTT East is counting on new and upcoming services, including, among other things, an extensive line-up of applications for the public to increase demand. As such, with regard to FLET’SHikari, a net increase of 1.25 million subscriptions is projected in each fiscal year from FY2011 to FY2013, the same forecast as in the business plan for the current fiscal year. The necessary number of core cables is determined based on this projection and on estimates made for individual buildings and optical distribution areas(*1).

It is difficult for NTT East to predict the number of dark fiber core cables as it is dependent on the future business strategies of interconnection service providers. However, for the current calculation of interconnection charges, the average annual net increase is forecasted to be the same as that for FY2007 to FY2009 for the single star system. For the shared access system, it is expected to grow at the rate of +0.4 points per year based on the proportion of dark fiber cables to FLET’S

Hikari Family Type core cables (1.4%) as of March 31, 2010.

We have aggressively forecasted demand, including the demand of other service providers.

Note:

(*1) An area that can be covered by a single outside optical splitter.

(2) Investment

NTT East plans to expand the optical fiber service area from approximately 1,500 buildings as of March 31, 2010 to approximately 1,880 buildings at the end of FY2013 (excluding buildings provided under the IRU (Indefeasible Right of User) scheme). Investment to the extent necessary, for the deployment of the minimum amount of cables for the number of core cables required in such areas is also anticipated.

(3) Expenses

Depreciation costs are calculated based on the investment amounts above. The annual efficiency improvement rate based on the results of the fiscal year ended March 31, 2010 (- 3%) has been factored into the facility maintenance costs.

3. Adjustment System for Future Cost Method (tentative)

The future cost method is a calculation method based on certain forecasts, and actual costs and demands will be impacted by factors such as future developments in services and technology, economic conditions and consumer trends, as well as the business strategies of interconnection service providers. As such, it is expected that inherent deviations from the forecasts will arise.

Therefore, when employing the future costs method, it is essential to make adjustments for situations where cost recovery may become excessive or insufficient due to the foregoing. In this interconnection charges review, adjustments are made for each fiscal year by adding or subtracting the difference between the actual revenues and actual costs to or from the interconnection charge costs for the second succeeding fiscal year (e.g., the difference between the forecasted price gap and the actual price gap for fiscal year ending March 31, 2011 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2013, and the difference between the actual revenues and actual costs for the fiscal year ending March 31, 2012 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2014, and so on).

As this system is one whereby interconnection charges decrease as NTT East and other service providers further increase demand, we believe that there is an incentive for fiber-optic service providers to increase demand.

2

4. Other Issues

(1) If two to three users subscribe in a single optical distribution area(*1) using the shared access system, the fees of which were reduced for this review, there will be a cost reduction of roughly 400 yen to 600 yen per month per user for the access cost alone. Thus, if lower network costs and other reductions are taken into account, we will have realized an environment that provides user fees that are on par with ADSL(*2). If further users can be acquired in a single optical distribution area, costs can be further reduced.

Notes:

(*1) Covers approximately 50 households.

(*2) At present, since approximately 90% of ADSL users also subscribe to a telephone service, when considered together with the telephone charges, the difference between the base charges for FLET’S Hikari High-speed Type + Hikari Denwa and the base charges for FLET’S ADSL + telephone subscriber line is only about 1,000 yen.

(2) The interconnection charges applicable for shared access system are not set per optical branch subscriber line because, among other things, there are many problems associated with the provision of services when sharing an optical subscriber unit (OSU).

3

Reference material 2

Review of Optical Subscriber Line Interconnection Charges (FY2008 –FY2013)

(yen per month per single-core cable)

6,000

5,864 yen

New interconnection charges

(Includes price gap from FY2008 –FY2010)

*Figures inside the [ ] represent the percentage change

from the current interconnection charges.

5,000

4,666 yen 4,194 yen)

[(9)%]

(Price gap 365 yen)

4,610 yen

3,568 yen

4,000 4,189 yen [(23)%] 3,380 yen

Current (0 yen) [(27)%]

interconnection 3,829 yen (0 yen)

charges 3,568 yen

3,380 yen

3,000

Actual costs per single-core cable

Forecasted costs per single-core cable

2,000

FY2008 FY2009 FY2010 FY2011 FY2012 FY2013

Results Results Forecast Forecast Forecast Forecast

4

Reference material 3

Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines (FY2001 –FY2009)

(yen per month per single-core cable)

18,000

17,589 yen

16,174 yen

15,000

13,214 yen

12,000

10,861 yen

9,000 9,204 yen

7,847 yen

7,056 yen

6,000 5,864 yen

4,666 yen

3,000

FY2001 FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009

Results Results Results Results Results Results Results Results Results

5

Reference material 4 Optical Subscriber Line and Shared Access System

Optical Subscriber Line (Single Star System)(NTT building)

Station

equipment

Optical Subscriber Line

3,380 yen/month

Shared Access System*(NTT building)

* A system in which multiple users share and use the optical subscriber lines. Outside optical Communications building splitter optical splitter

(User) Station

equipment

Optical Branch

Subscriber Line Optical Main Subscriber Line

310 yen/month 2,982 yen/month

Note: Monthly fees are applicable rates for FY2013 (For optical branch subscriber lines, monthly interconnection charges for FY2011 apply, and separate installation fees are required. The optical main subscriber line fees include the outside optical splitter charge applicable in FY2011 (95 yen/month), which is reviewed under the actual cost method every fiscal year.)

6

Reference material 5

Review of Optical Main Subscriber Line Interconnection Charges

(FY2008 – FY2013)

(yen per month per single-core cable)

6,000

5,428 yen

5,000 New interconnection charges

(Includes price gap from FY2008 – FY2010)

*Figures inside the [ ] represent the percentage change

from the current interconnection charges.

4,283 yen

3,756 yen

4,260 yen

4,000 4,240 yen 4,179 yen (Price [(10)%] gap 356 yen)

Current 3,155 yen

interconnection charges 3,780 yen [(25)%] (0 yen) 2,982 yen

(0 yen) [(29)%]

3,400 yen(0 yen)

3,000 3,155 yen

2,982 yen

Actual costs per single-core cable

Forecasted costs per single-core cable

2,000

FY2008 FY2009 FY2010 FY2011 FY2012 FY2013

Results Results Forecast Forecast Forecast Forecast

7

Reference material 6

Review of Price Gap Calculation Method (1 of 3)

Under the current interconnection charge authorization, we are permitted to add the price gap between forecasted and actual demand (the difference between actual revenues and forecasted costs (36.0 billion yen)) to the current interconnection charge costs. However, in order to adequately recover costs, the interconnection charges for future years will be determined by adding the difference between the actual revenues and actual costs (12.4 billion yen) to the current interconnection charge costs.

【Review image】

	Current interconnection charge authorization	After review
Forecasted costs (= Forecasted revenues)	**＜Price gap＞**	**＜Price gap＞**



Costs
4,610 yen
<Forecasted unit price>
Forecasted costs
383.2 billion yen
2,480 thousand
No. of core cables
Costs
Forecasted costs
383.2 billion yen
4,610 yen
<Forecasted unit price>
Actual revenues
347.2 billion yen
Price gap
36.0 billion yen
2,240 thousand <Actual>
2,480 thousand <Forecast>
No. of core cables
Costs
<Actual unit price> 4,812 yen
Price gap
12.4 billion yen
Actual costs
359.6 billion yen
4,610 yen
<Forecasted unit price>
Actual revenues
347.2 billion yen
2,240 thousand <Actual>
2,480 thousand <Forecast>
No. of core cables

4,610 yen/single-core cable・month[*] x **(2,480 - 2,240 thousand core cables)** x 36 months = 36.0 billion yen

(4,812 - 4,610 yen/single-core cable・month[*]) x **2,240 thousand core cables** x 36 months＝12.4 billion yen

Note: Costs and revenues show the total amount for the three years from FY2008 through FY2010. The number of core cables is the average monthly number of core cables for the three years.

* The unit price per single-core cable is an illustrative example using the single star system, and the unit price per single-core cable using the shared access system (forecasted unit price: 4,048 yen; actual unit price: 4,230 yen) is added for the calculation of the actual price gap.

8

Review of Price Gap Calculation Method (2 of 3)

Under the previous review, interconnection charges were lowered because demand at other providers were expected to increase. However, there was no growth in demand, which generated a price gap.

Under the current review, the price gap amount is revised to the unrealized amount (actual revenues –actual costs)

(yen)

5,000 4,875 yen

(Price gap 1,046 yen)

3 years If the price gap due to

the difference in demands

4,610 yen(36.0 billion yen) is recovered

4,000 4,194 yen

(Price gap 365 yen)

If the unrealized amount

(12.4 billion yen) is recovered 3,568 yen

3,380 yen

3,000

FY2008 ~ FY2010 FY2011 FY2012 FY2013

9

Review of Price Gap Calculation Method (3 of 3)

A system whereby the difference between the actual revenues and actual costs are added on to the interconnection charge costs for the second succeeding fiscal year*

* Such system has been adopted in the actual cost method, but not in the future cost method.

If NTT East and other providers further increase demand, interconnection charges will decrease

A system that adds incentive to increase demand

Unit price will decrease

if new sources of demand

increase

Forecasted demand

Increase in unit price will be

reflected in the interconnection

Unit price will increase charges for the second

if new sources of succeeding fiscal year

demand decrease Decrease in unit price will be

reflected in the interconnection

charges for the second

succeeding fiscal year

FY2011 FY2013

interconnection charges interconnection charges

10

Reference material 7

Examples of User Fees for FLET’S Hikari and FLET’s ADSL

The amounts shown include tax.

(yen) 5,985 yen

6,000

525 Hikari Denwa *1

basic monthly charges

4,998 yen

5,000

4,515 yen

Telephone

basic monthly charges 525 Hikari Denwa *1 4,095 yen

4,000 1,785 Telephone subscriber line basic monthly charges

(residential use/ 525 Hikari Denwa *1

class 3 service area) basic monthly charges

FLET’S Hikari

monthly

3,000 usage fees

5,460 FLET’S Hikari

monthly FLET’S Hikari

FLET’S ADSL usage fees monthly

monthly usage fees

2,000 usage fees 3,990

3,570

3,213

1,000

Hikari Denwa dialing charges Telephone subscriber line dialing charges Hikari Denwa dialing charges Hikari Denwa dialing charges

8.4 yen/3 minutes*2 8.925 yen 42 yen/3 minutes*3 8.4 yen/3 minutes*2 8.4 yen/3 minutes*2

(No distance call categories)(Charges per distance call categories)(No distance call categories)(No distance call categories)

0

Single-unit dwelling *4 FLET’S *5ADSL Multi-unit dwellings *6 Multi-unit dwellings*7

(Optical wiring plan 1 (8 or more users)) (Optical wiring plan 2 (16 or more users))

FLET’S Hikari with MYLINE PLUS FLET’S Hikari FLET’S Hikari

High-speed Type set discount High-speed Type High-speed Type

Maximum download speed: 200 Mbps 47 Mbps 200 Mbps 200 Mbps

(The service is provided on a best-effort basis; therefore, the data rate and quality of communications are not guaranteed.) * Separate subscription to an Internet services provider and payment of monthly usage fees is required for use of the Internet.

In addition to the above fees, there is a universal service charge of 7.35 yen/month (incl. tax) per one telephone number. (Applies from February 2011)

*1) Subscription to FLET’S Hikari is required for use of Hikari Denwa.

*2) Calls to telephone subscriber lines, INS-NET and Hikari Denwa throughout Japan is uniformly 8.4 yen/3 minutes. Rates for calls to mobile phones will differ. *3) In cases of intra-city calls, and intra-prefectural and inter-city calls.

*4) Single-unit dwelling: FLET’S -speed Hikari Type 4,305 yen Next + ONU 945 Family yen + indoor High cabling 210 yen + Hikari Denwa 525 yen (Total: 5,985 yen)

*5) FLET’S ADSL: 47 Mbps Type 2,940 -294 yen (10% yen discount) + MYLINE + modem rental PLUS charge 567 set yen + discount telephone subscriber line (residential use ?class 3 service area) 1,785 yen (Total: 4,998 yen) *6) Multi-unit dwellings Plan 1: FLET’S -speed Type (optical Hikari wiring system Next? Plan Mansion 1 (8 or more users)) High 3,045 yen + ONU 945 yen + Hikari Denwa 525 yen (Total: 4,515 yen) *7) Multi-unit dwellings Plan 2: FLET’S -speed Type (optical Hikari wiring system Next Plan Mansion 2 (16 or more users)) High 2,625 yen + ONU 945 yen + Hikari Denwa 525 yen (Total: 4,095 yen)

11

January 21, 2011

Application for Authorization of

Revising Optical Subscriber Line Interconnection Charges

Nippon Telegraph and Telephone West Corporation (“NTT West”) today applied to the Minister of Internal Affairs and Communications for authorization to change the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities with regards to the interconnection charges for optical subscriber lines. Interconnection charges have been calculated based on the interconnection accounting of the fiscal year ended March 31, 2010. Revisions would be applied beginning with the fiscal year ending March 31, 2012.

1.	Proposed Interconnection Charges

Category	Revised Charges*3			Current Charges
	For FY2011*1	For FY2012*1	For FY2013
Optical Subscriber Line	4,784 yen	4,578 yen	3,426 yen	4,932 yen
	[(3)%]	[(7)%]	[(31)%]
Optical Main Subscriber Line Under Shared Access System*2	4,298 yen	3,995 yen	3,010 yen	4,368 yen
	[(2)%]	[(9)%]	[(31)%]

The above represent monthly charges per single-core cable for Type 1-1 (daytime and weekday support in case of malfunction).

Figures inside the [    ] represent the percent change from the current charges.

*1	The applicable charges for FY2011 and FY2012 include the price gap during the current interconnection charge period (FY2008 to FY2010) between actual revenues and actual costs (for FY2010, the price gap is between forecasted revenues and forecasted costs). (FY2011: 678 yen out of 4,784 yen for optical subscriber line, and 686 yen out of 4,298 yen for optical main subscriber line under the shared access system; FY2012: 845 yen out of 4,578 yen for optical subscriber line, and 715 yen out of 3,995 yen for optical main subscriber line under the shared access system)

*2	The outside optical splitter charge applicable in fiscal year 2011 (42yen), which is reviewed under the actual cost method every fiscal year, is included in the revised charges for optical main subscriber lines under the shared access system.

*3	Regarding the current application to revise interconnection charges, adjustments are made for each fiscal year by adding or subtracting the difference between the actual revenues and actual costs to or from the interconnection charge costs for the second succeeding fiscal year.

In addition, interconnection charges for the fiscal year ending March 31, 2012 for optical branch subscriber lines under the shared access system will be revised (to 354 yen from the current 382 yen).

2.	Period of Implementation

After ministerial approval, the revised interconnection charges will be applied starting on April 1, 2011.

•	Reference Material: Regarding the Review of Interconnection Charges for Optical Subscriber Lines

For inquiries, please contact: Corporate Strategy Planning Department Marketing Strategy Group Nippon Telegraph and Telephone West Corporation E-mail: keikie@west.ntt.co.jp

Reference material NTT West

Regarding the Review of Interconnection Charges for Optical Subscriber Lines

Lower prices every year using the future cost method for a three-year period, factoring in constant efforts to decrease costs and develop new sources of demand.

By setting our interconnection charges for each fiscal year, improve other interconnection service providers’ ability to forecast their business operations

Revise the difference between the forecast and actual results every fiscal year in order to incentivize both the recovery of appropriate investments and the development of new sources of demand. Through these efforts, provide fiber-optic services at low fees on par with ADSL.

<Table of Contents>

Reference material 1. Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

Reference material 2. Review of Optical Subscriber Line Interconnection Charges (FY2008 – FY2013)

Reference material 3. Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines (FY2001 –FY2009)

Reference material 4. Optical Subscriber Line and Shared Access System Reference material 5. Review of Optical Main Subscriber Line Interconnection Charges (FY2008 – FY2013)

Reference material 6. Review of Price Gap Calculation Method

Reference material 7. Examples of User Fees for FLET’S Hikari and FLET’S ADSL

Reference material 1

Basic Policy for the Calculation of Interconnection Charges for Optical Subscriber Lines

1. Fundamental Approach for the Calculation of Interconnection Charges for Optical Subscriber Lines

Interconnection charges are levied on customers to recover actual costs relating to facilities, and our fundamental approach is to calculate the charges on an actual cost method. However, for the current review, NTT West adopted the future cost method to calculate and set interconnection charges based on the premises below:

1 By providing a forecast for lower interconnection charges, NTT West will create a market environment into which interconnection service providers can easily enter, and will use a three-year calculation period, the same duration as for the current interconnection charges, from FY2011 to FY2013.

2 By reflecting the increase in demand and cost reduction year to year, NTT West will set interconnection charges that decrease in phases every fiscal year.

Further, under the current interconnection charge authorization, NTT West is permitted to add the price gap between forecasted and actual demand (the difference between actual revenues and forecasted costs from FY2008 to FY2010 (76.4 billion yen)) to the interconnection charge costs for FY2011 and beyond. However, because this method would recover an amount that exceeds the original costs to be recovered, NTT West set its interconnection charges by adding the difference between the actual revenues and actual costs (42.2 billion yen) to the cost of interconnection charges for FY2011 and FY2012(*1).

This method will be applied to the differences between actual revenues and actual costs that arise beyond FY2011 as well.

We have aggressively forecasted the demand number necessary for the interconnection calculation, even though there is a decreasing trend in the year to year net increase in FLET’S Hikari subscriptions. The calculation also takes into account greater efficiency with respect to investments and expenses.

As a result of the calculation based on the above, the applicable fees beyond FY2011 will be as follows:

1 Optical subscriber line:

FY2011: 4,784 yen/month; FY2012: 4,578 yen/month; and FY2013: 3,426 yen/month

2 Optical main subscriber line under the shared access system (*2) :

FY2011: 4,298 yen/month; FY2012: 3,995 yen/month; and FY2013: 3,010 yen/month

Compared with current fees of 4,932 yen/month for optical subscriber lines and 4,368 yen/month for optical main subscriber lines under the shared access system, the applicable fees for FY2013(*3) will be approximately 30% less, respectively: an approximate 1,500 yen/month decrease for optical subscriber lines and an approximate 1,400 yen/month decrease for optical main subscriber lines under the shared access system. We believe that these lowered fees will further contribute to the expansion of fiber-optic services.

Notes:

(*1) The price gap for FY2010 takes into account forecasted revenues for the remainder of the fiscal year.

(*2) Includes the outside optical splitter charge applicable in FY2011, which is reviewed under the actual cost method every fiscal year.

(*3) The difference between actual revenues and actual costs that newly arise and are added during the calculation period is not included.

2. Main Assumptions in the Calculation of Interconnection Charges (1) Demand

While there is a decreasing trend in the net increase in FLET’SHikari subscriptions, NTT West is counting on new and upcoming services, including, among other things, an extensive line-up of applications for the public to increase demand. As such, with regard to FLET’SHikari, a net increase of 850 thousand subscriptions is projected in each fiscal year from FY2011 to FY2013, the same forecast as in the business plan for the current fiscal year. The necessary number of core cables is determined based on this projection and on estimates made for individual buildings and optical distribution areas(*1).

It is difficult for NTT West to predict the number of dark fiber core cables as it is dependent on the future business strategies of interconnection service providers. However, for the current calculation of interconnection charges, the average annual net increase is forecasted to be the same as that for FY2007 to FY2009 for the single star system. For the shared access system, it is expected that the proportion of dark fiber cables to FLET’SHikari Family Type core cables (0.4%) as of March 31, 2010 will remain the same.

We have aggressively forecasted demand, including the demand of other service providers.

Note: (*1) An area that can be covered by a single outside optical splitter.

(2) Investment

NTT West plans to expand the optical fiber service area from approximately 1,120 buildings as of March 31, 2010 to approximately 1,450 buildings at the end of FY2013 (excluding buildings provided under the IRU (Indefeasible Right of User) scheme). Investment to the extent necessary, for the deployment of the minimum amount of cables for the number of core cables required in such areas is also anticipated.

(3) Expenses

Depreciation costs are calculated based on the investment amounts above. The annual efficiency improvement rate based on the results of the fiscal year ended March 31, 2010 (- 3%) has been factored into the facility maintenance costs.

3. Adjustment System for Future Cost Method (tentative)

The future cost method is a calculation method based on certain forecasts, and actual costs and demands will be impacted by factors such as future developments in services and technology, economic conditions and consumer trends, as well as the business strategies of interconnection service providers. As such, it is expected that inherent deviations from the forecasts will arise.

Therefore, when employing the future costs method, it is essential to make adjustments for situations where cost recovery may become excessive or insufficient due to the foregoing. In this interconnection charges review, adjustments are made for each fiscal year by adding or subtracting the difference between the actual revenues and actual costs to or from the interconnection charge costs for the second succeeding fiscal year (e.g., the difference between the forecasted price gap and the actual price gap for fiscal year ending March 31, 2011 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2013, and the difference between the actual revenues and actual costs for the fiscal year ending March 31, 2012 will be adjusted in the interconnection charges for the fiscal year ending March 31, 2014, and so on).

As this system is one whereby interconnection charges decrease as NTT West and other service providers further increase demand, we believe that there is an incentive for fiber-optic service providers to increase demand.

4. Others

(1) If two to three users subscribe in a single optical distribution area(*1) using the shared access system, the fees of which were reduced for this review, there will be a cost reduction of roughly 500 yen to 700 yen per month per user for the access cost alone. Thus, if lower network costs and other reductions are taken into account, we will have realized an environment that provides user fees that are on par with ADSL(*2). If further users can be acquired in a single optical distribution area, costs can be further reduced.

Notes:

(*1) Covers approximately 40 households.

(*2) At present, since approximately 90% of ADSL users also subscribe to a telephone service, when considered together with the telephone charges, the difference between the base charges for -speed FLET’S Type Hikari+ Hikari High Denwa and the base charges subscriber line is only about for 1,000FLET’S yen.

(2) The interconnection charges applicable for shared access system are not set per optical branch subscriber line because, among other things, there are many problems associated with the provision of services when sharing an optical subscriber unit (OSU).

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Reference material 2

Review of Optical Subscriber Line Interconnection Charges

(FY2008 –FY2013)

(yen per month per single-core cable)

7,000 6,000 5,000 4,000 3,000

2,000

New interconnection charges (Includes price gap from FY2008 –FY2010)

*Figures inside the [ ] represent the percentage change from the current interconnection charges.

6,750 yen

5,597 yen

4,749 yen

4,106 yen

3,733 yen

3,426 yen

Current interconnection charges

4,932 yen

4,784 yen [(3)%] (Price gap 678 yen)

4,578 yen [(7)%] (845 yen)

3,426 yen [(31)%] (0 yen)

Actual costs per single-core cable

Forecasted costs per single-core cable

FY 2008 Results

FY 2009 Results

FY2010 Forecasts

FY2011 Forecasts

FY2012 Forecasts

FY2013 Forecasts

Reference material 3

(yen per month per single-core cable)

Changes in Actual Cost Per Single-core Cable of Optical Subscriber Lines

(FY2001 –FY2009)

26,000 23,000 20,000 17,000 14,000 11,000 8,000

5,000 2,000

23,736 yen

22,951 yen

22,535 yen

17,835 yen

12,861 yen

10,000 yen

8,286 yen

6,750 yen

5,597 yen

FY2001 Results

FY2002 Results

FY2003 Results

FY2004 Results

FY2005 Results

FY2006 Results

FY2007 Results

FY2008 Results

FY2009 Results

Reference material 4

Optical Subscriber Line and Shared Access System

Optical Subscriber Line (Single Star System)

(NTT building)

Station equipment

Optical Subscriber Line

3,426 yen/month

Shared Access System*

* A system in which multiple users share and use the optical subscriber lines.

(NTT building)

Communications building optical splitter

Station equipment

Outside optical splitter

(User)

Optical Branch Subscriber Line

Optical Main Subscriber Line

354 yen/month

3,010 yen/month

Note: Monthly fees are applicable rates for FY2013 (For optical branch subscriber lines, monthly interconnection charges for FY2011 apply, and separate installation fees are required. The optical main subscriber line fees include the outside optical splitter charge applicable in FY2011 (42 yen/month), which is reviewed under the actual cost method every fiscal year.)

Reference material 5

Review of Optical Main Subscriber Line Interconnection Charges

(FY2008 ~ FY2013)

(yen per month per single-core cable)

7,000 6,000 5,000 4,000 3,000

2,000

New interconnection charges (Includes price gap from FY2008 –FY2010)

*Figures inside the [ ] represent the percentage change from the current interconnection charges.

6,312 yen

5,132 yen

4,221 yen

3,612 yen

3,280 yen

3,010 yen

4,522 yen

4,493 yen

4,368 yen

4,298 yen [(2)%] (Price gap 686 yen)

3,995 yen [(9)%] (715 yen)

3,010 yen [(31)%] (0 yen)

Current interconnection charges

Actual costs per single-core cable

Forecasted costs per single-core cable

FY2008 Results

FY2009 Results

FY2010

Forecasts

FY2011

Forecasts

FY2012

Forecasts

FY2013

Forecasts

Reference material 6

Review of Price Gap Calculation Method (1 of 3)

Under the current interconnection charge authorization, we are permitted to add the price gap based on the difference between forecasted and actual demand (the difference between actual revenues and forecasted costs (76.4 billion yen)) to the current interconnection charge costs. However, in order to adequately recover costs, the interconnection charges for future years will be determined by adding the difference between the actual revenues and actual costs (42.2 billion yen) to the current interconnection charge costs.



【Review Image】
Current interconnection charge authorization
After review
Forecasted costs (= Forecasted revenues)
<Price gap>
<Price gap>
Costs
4,932 yen <Forecasted unit price>
Forecasted costs 376.2 billion yen
2,330 thousand
No. of core cables
Costs
Forecasted costs 376.2 billion yen
4,932 yen <Forecasted unit price>
Actual revenues 299.8 billion yen
Price gap 76.4 billion yen
1,850 thousand <Actual>
2,330 thousand <Forecast>
No. of core cables
Costs
Unrealized amount
Actual cost 342.0 billion yen
5,601 yen <Actual unit price>
42.2 billion yen
4,932 yen <Forecasted unit price>
Actual revenues 299.8 billion yen
1,850 thousand <Actual>
2,330 thousand <Forecast>
No. of core cables

4,932 yen/single-core cable・month* x **(2,330 – 1,850 thousand core cables)** x 36 months = 76.4 billion yen

(5,601 – 4,932 yen/single-core cable・month*) x 1,850 thousand core cables x 36 months＝42.2 billion yen

Note: Costs and revenues show the total amount for the three years from FY2008 through FY2010. The number of core cables is the average monthly number of core cables for the three years.

* The unit price per single-core cable is an illustrative example using the single star system, and the unit price per core cable using the shared access system (forecasted unit price: 4,299 yen; actual unit price: 4,967 yen) is added for the calculation of the actual price gap.

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Review of Price Gap Calculation Method (2 of 3)

Under the previous review, interconnection charges were lowered because demands to other providers were expected to increase. However, there was no growth in demand, which generated a price gap.

Under the current review, the price gap amount is revised to the unrealized amount (actual revenues –actual costs)

If the price gap due to the difference in demand (76.4 billion yen) is recovered

(yen)

5,000 4,000 3,000

3 years

4,932 yen

5,342 yen

(Price gap 1,236 yen)

5,104 yen

(Price gap 1,371 yen)

4,784 yen

(Price gap 678 yen)

4,578 yen

(Price gap 845 yen)

If the unrealized amount (42.2 billion yen) is recovered

3,426 yen

FY2008 ~ FY2010

FY2011

FY2012

FY2013 (FY)

Review of Price Gap Calculation Method (3 of 3)

A system whereby the difference between the actual revenues and actual costs are added on to the interconnection charge costs for the second succeeding fiscal year*

* Such system has been adopted in the actual cost method, but not in the future cost method.

If NTT West and other providers further increase demand, interconnection charges will decrease

A system that adds incentive to increase demand

Increase in unit price will be reflected in the interconnection charges for the second succeeding fiscal year

Decrease in unit price will be reflected in the interconnection charges for the second succeeding fiscal year

Unit price will decrease if new sources of demand increase

Forecasted demand

Unit price will increase if new sources of demand decrease

FY2011 interconnection charges

FY2013 interconnection charges

Reference material 7 Examples of User Fees for

7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

6,195 yen 525

FLET’S monthly usage fees

5,670

Hikari Denwa dialing charges 8.4 yen/3 minutes*2 (No distance call categories)

5,115.6 yen

Telephone basic monthly charges

1,785

Telephone subscriber line (residential use/ class 3 service area)

FLET’S monthly usage fees

3,330.6

4,725 yen

525 Hikari Denwa *1 basic monthly charges

FLET’S Hikari monthly usage fees

4,200

4,200 yen

525 Hikari Denwa *1 basic monthly charges

FLET’S Hikari monthly usage fees

3,675

Single-unit dwelling *4

FLET’S

High-speed Type

*5

FLET’S with MYLINE PLUS set discount

Multi-unit dwellings *6 (Optical cabling plan 1 (8 or more users))

FLET’S Hikari -speed Type 200 Mbps

Multi-unit dwellings*7 (Optical cabling plan 2 (16 or more users))

FLET’S Hikari -speed Type 200 Mbps

Maximum download speed

200 Mbps

47 Mbps

The service is provided on a best-effort basis; therefore, the data rate and quality of communications are not guaranteed. * Separate subscription to an Internet services provider and payment of monthly usage fees is required for use of the Internet.

In addition to the above fees, there is a universal service charge of 7.35 yen/month (incl. tax) per one telephone number. (Applies from February 2011)

*1) Subscription to FLET’S Hikari is required for use of Hikari Denwa.

*2) Calls to telephone subscriber lines, INS-NET and Hikari Denwa throughout Japan is uniformly 8.4 yen/3 minutes. Rates for calls to mobile phones will differ. *3) In cases of intra-city calls, and intra-prefectural and inter-city calls.

*4) Single-unit dwelling: FLET’S -speed Hikari Type 4,515 yen Next+ ONU 945 Family yen + indoor High cabling 210 yen + Hikari Denwa 525 yen (Total: 6,195 yen)

*5) FLET’S ADSL: MORE SPECIAL 3,129 -312.9 yen (10%+ discount) MYLINE+ modemPLUS rental charge set 514.5discount yen + telephone subscriber line (residential use ?class 3 service area) 1,785 yen (Total: 5,115.6 yen) *6) Multi-unit dwellings Plan 1: FLET’S -speed Type (optical Hikari wiring system·Plan Next Mansion 1 (8 or more users)) High 3,255 yen + ONU 945 yen + Hikari Denwa 525 yen (Total: 4,725 yen) *7) Multi-unit dwellings Plan 2: FLET’S -speed Type (optical Hikari wiring system·Plan Next Mansion 2 (16 or more users)) High 2,730 yen + ONU 945 yen + Hikari Denwa 525 yen (Total: 4,200 yen)

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